Exhibit (a)(1)(i)

KKR FS INCOME TRUST
c/o FS/KKR Advisor, LLC
3025 JFK Boulevard, OFC 500
Philadelphia, PA 19104

If you do not want to sell your common shares of beneficial interest at this time, please disregard this notice.
This is simply a notification of the Company’s repurchase offer.

September 1, 2026

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by KKR FS Income Trust (the “Company”). If you are not interested in tendering your common shares of beneficial interest in the Company (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that the sale of Shares that have been issued after October 1, 2025 will be subject to an “early repurchase deduction” (except in the case of death, divorce or qualifying disability of a shareholder and certain other limited exceptions) that will reduce your proceeds by 2% of the aggregate NAV of the Shares repurchased. Shares that are issued pursuant to the Company’s distribution reinvestment plan and tendered will not be subject to the early repurchase deduction. In addition, the sale of Shares may also be subject to income and transfer taxes.

The tender offer period will begin on September 1, 2026 and end at 11:59 p.m., Eastern Time, on September 29, 2026. The purpose of the tender offer is to provide liquidity to shareholders of the Company. Shares may be presented to the Company for repurchase only by tendering them during the tender offer period.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or overnight delivery to the Company’s Transfer Agent, SS&C GIDS, Inc., Attention: KKR FS Income Trust, using one of the below options as instructed in the Letter of Transmittal:

Regular Mail: KKR FS Income Trust c/o SS&C GIDS, Inc. P.O. Box 219713 Kansas City, MO 64121-9713	Express/Overnight Delivery: KKR FS Income Trust c/o SS&C GIDS, Inc. 801 Pennsylvania Ave., Suite 219713 Kansas City, MO 64105-1307

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein. The method of delivery of the Letter of Transmittal and all other required documents is at the election and sole risk of the tendering shareholder.

All tenders of Shares must be received in good order by the Company’s Transfer Agent by 11:59 p.m., Eastern Time, on September 29, 2026.

If you have any questions, please refer to the Offer to Purchase, which is being delivered to you concurrently with this letter and contains additional important information about the repurchase offer, or call the Company at 877-628-8575.

Sincerely,

KKR FS Income Trust

3025 JFK Boulevard, OFC 500

Philadelphia, PA 19104